As filed with the Securities and Exchange Commission on July 24, 2006

                  Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, Par Value U.S. $0.11 3/7 each of

VODAFONE GROUP PLC

(F/K/A Vodafone AirTouch Public Limited Company)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, Par Value U.S. $0.11 3/7 each, Vodafone Group Plc	250,000,000 American Depositary Shares	$5.00	$12,500,000	$1,337.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-10266).

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.  The prospectus consists of the proposed revised form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of revised Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 7, 16, 17 and 20

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 13, 14,

dividends

16 and 20

(iv)

The transmission of notices, reports

Articles number 12, 16, 17

and proxy soliciting material

and 20

(v)

The sale or exercise of rights

Articles number 14, 15, 16

and 20

(vi)

The deposit or sale of securities

Articles number 13, 14, 16,

resulting from dividends, splits

18 and 20

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 22 and 23

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 12

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

9 and 24

(x)

Limitation upon the liability

Articles number 15, 19, 20 and 22

of the depositary

3.

Fees and Charges

Articles number 8 and 9

Item - 2.

Available Information

Public reports furnished by issuer

Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 12, 1988, as amended and restated as of December 26, 1989, as further amended and restated as of September 16, 1991, as further amended and restated as of June 30, 1999, as further amended and restated as of September 29, 1999, and as further amended and restated as of ____________, 2006, among Vodafone Group Plc, Vodafone Americas Inc., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Form of letter Agreement between Vodafone AirTouch Public Limited Company and The Bank of New York relating to the pre-release of ADRs. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 24, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value U.S. $0.11 3/7 each, of Vodafone Group Plc.

The Bank of New York,

As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Vodafone Group Plc has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newbury, England, on July 24, 2006.

VODAFONE GROUP PLC

BY:  /s/ Stephen R. Scott

Name:  Stephen R. Scott

Title:    Group General Counsel and

      Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 24, 2006.

/s/ Arun Sarin Name: Arun Sarin Director and Chief Executive (Principal Executive Officer)	/s/ John Buchanan Name: John Buchanan Director
/s/ Thomas Geitner Name: Thomas Geitner Director and Chief Executive Officer, New Businesses	/s/ Anne Lauvergeon Name: Anne Lauvergeon Director
/s/ Andy Halford Name: Andy Halford Director and Chief Financial Officer (Principal Financial and Accounting Officer)	/s/ Professor Jürgen Schrempp Name: Professor Jürgen Schrempp Director
/s/ Sir John Bond Name: Sir John Bond Director	/s/ Luc Vandevelde Name: Luc Vandevelde Director
/s/ Dr. Michael Boskin Name: Dr. Michael Boskin Director	/s/ Anthony Watson Name: Anthony Watson Director
/s/ Lord Broers Name: Lord Broers Director	/s/ Philip Yea Name: Philip Yea Director
/s/ Donald J. Puglisi Name: Donald J. Puglisi Managing Director Puglisi & Associates Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Page

1

Form of Deposit Agreement dated as of October 12, 1988, as amended and restated as of December 26, 1989, as further amended and restated as of September 16, 1991, as further amended and restated as of June 30, 1999, as further amended and restated as of September 29, 1999, and as further amended and restated as of ____________, 2006, among Vodafone Group Plc, Vodafone Americas Inc., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of letter Agreement between Vodafone AirTouch Public Limited Company and The Bank of New York relating to the pre-release of ADRs.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.